Offering Statement for
Winglore Spirits Incorporated
("Winglore Spirits ," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Winglore Spirits Incorporated

   4445 Corporation Ln
   Suite 264
   Virginia Beach, VA 23462

Eligibility

2. **The following are true for Winglore Spirits Incorporated:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Jonathan Dippold

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/01/2021	Present	Draken	Program Manager
10/01/2021	Present	USAF Reserves	F - 15 Pilot/Instructor Pilot
05/15/2024	Present	Winglore Spirits	Chief Operating Officer

EDUCATION / TRAINING: ■ American Military University, Charles Town, WV – Master's of Arts in Humanities – 2016 ■ United States Air Force Academy, Colorado Springs, CO – Bachelor's of Science in Political Science – 2009 Jonathan "Stroke" Dippold brings down the average age of the founders by a decade and still hangs with the cool kids flying the F-15E Strike Eagle as an Instructor Pilot in the Air Force Reserves and the legendary A-4 Skyhawk as an aggressor pilot. He decided if he had to "grow up and get a real job" it might as well be associated with the best damn whiskey and the best damn people in the world. LinkedIn: https://www.linkedin.com/in/jonathan-d-8a28575/

Name
Robert Raymond

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2022	Present	Brackish Consulting LLC	Chief Operating Officer
07/01/2021	07/21/2022	Nautilus Defense LLC	Chief Operating Officer
05/15/2024	Present	Winglore Spirits	Chief Marketing Officer
07/01/2023	03/07/2025	L3Harris	Director of Business Development

EDUCATION / TRAINING: ■ Air War College, Maxwell Air Force Base, AL – Master's Degree in Strategic Studies (Top 25% Graduate) – 2016 ■ National Defense Intelligence College, Washington D.C. – Master's Degree in Strategic Intelligence – 2010 ■ U.S. Air Force Weapons School, F-16 Division, Nellis Air Force Base, NV – 2007 ■ Boston University, Boston, MA – Bachelor of Science in Mechanical Engineering (Cum Laude) –1998 OTHER EXPERIENCE: ■ Co-founder and Board Member, Operation Encore (501c3 Non-profit) – 2013 to Present ■ Owner and Founder, Viper Driver Productions LLC – 2003-2019 Trip spent 23 years in the Air Force as an F-16 pilot, weapons officer and commander. He retired as an old crusty Colonel before transitioning to the business world. Trip is also a life-long musician and 1/2 of the fighter pilot band Dos Gringos. LinkedIn: https://www.linkedin.com/in/robert-raymond-30169849/

Name
Erik Brine

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/15/2024	Present	Winglore Spirits Inc	Chief Strategy Officer
08/22/2019	Present	Brackish Consulting LLC	Chief Executive Officer
03/01/2009	Present	United States Air Force Reserve	Pilot/Officer
08/28/2023	Present	University of Rhode Island	Adjunct Faculty
11/16/2021	Present	Town of Jamestown, RI	Council Member

EDUCATION / TRAINING: ■ Veterans Program for Politics and Civic Engagement, Syracuse University Institute for Veterans and Military Families Syracuse, NY– 2021 ■ United States Naval War College & Naval Command College, Newport, RI - Master of Arts in National Security and Strategic Studies - 2018 ■ United States Naval War College Newport, RI - Graduate Certificate in Ethics and Emerging Military Technology- 2018 ■ Georgetown University McCourt School of Public Policy Washington D.C. - Master of Policy Management – 2012 ■ Georgetown University, Government Affairs Institute Washington D.C. - Graduate Certificate in Legislative Studies – 2012 ■ Air Force Institute of Technology Joint Base McGuire Dix Lakehurst, NJ - Master of Science in Logistics - 2012 ■ Boston University, Boston, MA – Bachelor of Arts in Physics with a minor in Biology – 1998 Erik "EZ" Brine spent 26 years as an Air Force airlift pilot in roles from the cockpit to the Pentagon, 21 years as a husband, 18 years as a dad, 10 years as a bureaucrat in the State Dept, Senate, & White House, 10 years leading a non-profit, and 6 years in the private sector &; academia, which explains his love of whiskey. LinkedIn: https://www.linkedin.com/in/erikbrine/

Name
Ernesto Howard

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/15/2024	Present	Winglore Spirits Inc	Chief Executive Officer
02/01/2017	04/01/2025	Draken	A-4 Adversary Pilot/Det Commander
01/01/1995	05/01/2016	USMC	F - 18 Pilot/SALT OIC/FAC

EDUCATION / TRAINING: ■ Colorado University Boulder, CO – Bachelor of Arts in Russian – 2016 ■ Colorado University Boulder, CO – Bachelor of Arts in International Affairs – 2016 ■ U.S. Air Force Weapons School, F-16 Division, Nellis Air Force Base, NV – 2007 Ernesto "Carlos" Howard grew up in the mean streets of LA watching Top Gun, Goonies, and The Right Stuff. He enlisted in the Marine Corps at 17, later commissioned as an officer and flew the F-18 Hornet. Carlos has spent the last 8 years flying as an adversary fighter pilot and slowly chipped away his hardened heart against the Air Force pilots and dare I say has come to respect them and their contribution to the mission. Carlos has long aspired to bring warrior-worthy spirits to his colleagues and family. Inspired by his uncle's success in building a Tequila brand, he saw firsthand that a brand is more than just a novelty - it is an ethos. LinkedIn: https://www.linkedin.com/in/ernesto-howard-94b9a674/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Ernesto Howard

Securities:	1,750,000
Class:	Common Stock
Voting Power:	29.0%

Jonathan Dippold

Securities:	1,250,000
Class:	Common Stock

Voting Power:	20.1%	

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Overview: Winglore Spirits was founded by a group of pilots on separate but parallel paths, united by a shared vision, to build a brand that celebrates our culture and connects us with the public. Driven by a passion to honor the unbreakable bonds and unforgettable stories of aviators, Winglore embodies the Spirit of Flight—a blend of valor, grit, and just enough irreverence to keep things interesting. As independent bottlers/blenders, we team up with the finest independent whiskey producers. Approach: Winglore is part of a growing movement within the whiskey industry that's transforming the way people think about craft and quality. Unlike larger distilleries with standardized products, Winglore embraces the art of American blending and independent bottling—a distinct approach that allows us to bring a personal touch to each release. Rather than simply sourcing and white-labeling whiskey, we work directly with distilleries and creators, carefully selecting and blending whiskeys to highlight the craftsmanship and unique flavor profiles of each origin. By collaborating closely with distilleries, we will release new and distinctive blends that embody different aspects of our aviation community. These limited releases, whether a commemorative single cask or a bottling which celebrates a larger campaign, will generate excitement and anticipation within the community. Offering limited release batches is a powerful way to drive both story and craftsmanship while adding value to the Winglore collection and brand. Winglore has obtained three trademarks, two registered with the USPTO (Winglore and Nickel On The Grass) and one (Bogey Dope) that is filed with our Trademark team. We have developed a branding strategy to include a custom bottle with aviation ties, and proprietary branding asset packaging for Winglore (logos and marks; sales sheets for Nickel On The Grass and Bogey Dope; point of sales branded boxes and closure tape; technical specifications and data for custom bottle, stopper, and closure). Winglore's business model as an independent bottler/blender and non-distiller producer of whiskey focuses on multiple revenue streams, targeting both consumers and businesses. Objectives: Winglore intends to reach $1M in annual revenue within the first 12-months of distribution and sales, in compliance with the 3-tier model. This will position Winglore to move into a Series A round (raise goal TBD), which will further enable the brand to launch into new geographical regions while expanding our marketing footprint. Sustained year over year revenue growth will position Winglore for an advantageous exit. Business Model: Planned Revenue Streams: Go To Market Strategy: Winglore has already produced a limited-release bottling and is in the process of bottling an initial batch of 30,000 bottles 5,000 cases) comprised of both Nickel on the Grass and Bogey Dope. Over the next 18 months we will: Team: Ernesto "Carlos" Howard - Chief Executive Officer -20+ years Marine Corps leadership; led Large private adversary air defense contractor East Coast operations and multi-million dollar defense contracts -Built strategic relationships across military, congressional, and private sectors; proven team builder and operational expert -Direct family connection to successful spirits entrepreneurs who scaled premium brand over 20 years Jonathan "Stroke" Dippold - Chief Operating Officer -Air Force Academy graduate and F-15E instructor pilot -Senior executive managing $140M in U.S. operations for major defense contractor; -Expert in scaling operations and managing complex projects across defense and private sectors -Translates fighter squadron leadership principles into operational excellence; brings proven scalability methods from defense sector to brand execution Robert "Trip" Raymond - Chief Marketing Officer -USAF Weapons School graduate and Commander; expert in high-performance team leadership; brings tactical precision to brand strategy -Co-founder of Dos Gringos; proven track record in aviation-themed brand building and cultural engagement -Senior defense industry leader; directs business development, customer engagement and program management initiatives Erik "EZ" Brine - Chief Strategy Officer -Former White House & Senate staffer managing $93B defense R&D portfolio; successful defense startup founder and CEO -Strategic planning expert with extensive government relations experience; founder of Operation Encore veteran nonprofit -Proven track record in high-profile event planning and investor relations; excels at building strategic customer relationships

Amanda "Ninja" Beckwith - Chief Product Officer / Master Blender -Trained under legendary industry experts Nancy Fraley, Harry Cockburn, and Dr. Jim Swan; leads major craft distillery's blending programs - Expert spirits consultant; directs product development and quality control across multiple U.S. distilleries - Certified sensory training expert; creates immersive brand experiences and educational programs that drive sales -Proud granddaughter of a B-17 navigator (WWII) Jason "EBI" Myers - Chief Financial Officer -Over 12 years international finance experience -Demonstrated exceptional financial leadership through successful execution of transactions exceeding $3 billion, while managing all European operations for a multinational investment firm. -Built and optimized a $3.5 billion portfolio, consistently delivering strategic value and driving substantial growth through disciplined investment approach -Specialized in business strategy and investment analysis

Winglore Spirits currently has 4 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Winglore Spirits Incorporated speculative or risky:**
   1. Volatility of Raw Material Costs: The production of alcohol relies heavily on key ingredients like sugarcane or molasses, whose prices can fluctuate due to factors such as climate change, supply chain disruptions, tariffs or geopolitical tensions. These fluctuations can lead to increased production costs, which may be difficult to pass on to consumers. Consistent sourcing of high-quality ingredients is also critical to maintaining product quality and brand reputation, and any compromise could harm consumer trust.
   2. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.
   3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

5. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

6. Limited Operating History Risk: We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flow.

7. Market Competition: The alcoholic beverage industry is fiercely competitive, with established brands holding significant market share. A new alcohol company may struggle to differentiate itself, build brand loyalty, and capture consumer attention in a crowded marketplace. The costs associated with marketing, distribution, and brand-building efforts are substantial, and there is no guarantee of success against larger, well-known competitors.

8. Distribution and Supply Chain Risks: Effective distribution is crucial for the success of a alcohol company, especially if it seeks to expand into new markets. Challenges such as limited access to distribution channels, reliance on third party distributors, and supply chain disruptions can hinder the company's ability to get its product to consumers. Additionally, logistical issues, such as transportation delays or inventory management problems, can lead to stock outages or overstocking, both of which can negatively impact profitability.

9. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

10. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

11. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

12. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

13. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

14. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

15. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

16. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

17. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

18. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

19. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Winglore Spirits Incorporated ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,029,998 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Winglore Spirits is launching a lifestyle brand in and around the aviation community, with whiskey as its initial product. The company will use capital raised to build a team, develop and implement the brand strategy, and bottle/buy the initial two whiskey products and some branded merchandise. Distribution will be achieved through two established industry channels, one of which will create immediate direct-to-consumer access in over 30 states. To summarize, over 90% of the budget will be allocated to marketing and distribution, creating product, and personnel costs. The rest will be General and Administrative (tooling, legal fees, NetCapital Fee, etc.) to run the business. This is based on managements estimates at the time of writing and is subject to change based on market and other factors.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$50,470
Marketing & Distribution	$3,250	$380,864
Non-Whiskey Product	$121	$12,443
Personnel	$2,269	$233,696
General and Administrative	$172	$17,736
Whiskey Product	$3,698	$334,790
Total Use of Proceeds	**$10,000**	**$1,029,998**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

   In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Winglore Spirits Incorporated must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $2.02 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

    ## Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	5,273,438	Yes	

    ## Options, Warrants and Other Rights

Type	Description	Reserved Securities
2025 Stock and Option plan		250,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    The company has outstanding SAFE convertible notes and a stock option plan, which may dilute your investment. Convertible notes may convert into equity at a discount or with preferential terms, increasing the total share count and reducing your ownership percentage. In addition, future exercise of stock options may further dilute your equity stake.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    The Company has granted a perpetual waiver of the transfer restrictions listed in its bylaws for all securities sold in this offering. However, any transfers of our securities will still be subject to compliance with applicable securities laws.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offerings has Winglore Spirits Incorporated conducted within the past three years?**

Date of Offering:	2025-02-25
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE
Amount Sold:	$970,000
Use of Proceeds:	Operations.
Date of Offering:	2025-02-21
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$48
Use of Proceeds:	Product and brand development, professional services.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   1. **any director or officer of the issuer;**
   2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
   3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
   4. **any immediate family member of any of the foregoing persons.**

No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Winglore Spirits LLC (the "Company") was formed on May 15, 2024, under the laws of the State of Virginia. The Company was formed to sell and distribute its proprietary distilled spirits. On February 20, 2025, the Company converted from a Virginia limited liability company to a Delaware corporation under the name Winglore Spirits Inc. The members contributed $175,000 in exchange for 4,750,000 common voting units. The units were converted into 4,750,000 shares of common stock when the Company converted into a C corporation in 2025. As of December 31, 2024, the Company has trademark amounting to $815. As of December 31, 2024, the Company had $10,689 in cash and cash equivalents and negative working capital of $4,151. The Company has received $970,000 in subsequent SAFE investments. These funds were received from investors with the intent of converting into equity upon the occurrence of a qualifying financing event or other specified terms outlined in the SAFE agreements. In connection with the conversion to a C corporation, the Company became authorized to issue 10,000,000 shares of common stock with a par value of $0.00001 per share. As of the date of this offering statement, 4,750,000 shares of common stock have been issued and are outstanding.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Winglore Spirits Incorporated answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://winglorespirits.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.